UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      GENERAL EMPLOYMENT ENTERPRISES, INC.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    369730106
                                    ---------
                                 (CUSIP Number)


                            Sarah C. Cunningham, Esq.
                               Covington & Burling
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 27, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                        N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization            United States


--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             513,580

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        513,580

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by
                   Each Reporting Person                                 513,580

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)      10.0%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)
                                                                              IN


--------------------------------------------------------------------------------

CUSIP No. 369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Spectrum Galaxy Fund Ltd.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------


                4. Source of Funds (See Instructions)                         WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization   British Virgin Islands

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             303,246

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        303,246

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      303,246

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)       5.9%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                CO

--------------------------------------------------------------------------------

CUSIP No. 369730106
--------------------------------------------------------------------------------

                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Capital Partners I, L.P.

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions)                         WC

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             210,334

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        210,334

--------------------------------------------------------------------------------

                       10. Shared Dispositive Power                         None

--------------------------------------------------------------------------------


               11. Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                      210,334

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)       4.1%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                PN

--------------------------------------------------------------------------------

CUSIP No. 369730106
--------------------------------------------------------------------------------


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------

                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]

--------------------------------------------------------------------------------

                3. SEC Use Only

--------------------------------------------------------------------------------

                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------

                6. Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power                             210,334

--------------------------------------------------------------------------------

                        8. Shared Voting Power                              None

--------------------------------------------------------------------------------

                        9. Sole Dispositive Power                        210,334

--------------------------------------------------------------------------------

                       10.
                           Shared Dispositive Power                         None

--------------------------------------------------------------------------------

               11. Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                                210,334

--------------------------------------------------------------------------------

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

               13. Percent of Class Represented by Amount in Row (11)       4.1%

--------------------------------------------------------------------------------

               14. Type of Reporting Person (See Instructions)                OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 2 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 28, 2005 (the "Original Filing"), as amended on October 10, 2005 (the "First Amended Filing"), by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons") related to the common stock (the "Common Stock") of General Employment Enterprises, Inc. (the "Company"), a Illinois corporation.

Item 4.        Purpose of Transaction.

         Item 4 of the Original Filing is hereby amended and supplemented by adding the following thereto:

         The Reporting Persons plan to nominate a person for election as a director of the Company at the next annual meeting of the shareholders and to cumulate votes in connection with the election. Pursuant to the Bylaws of the Company, the Reporting Persons have submitted a notice to the Secretary of the Company setting forth the information required for such a notice. The notice is attached hereto as Exhibit 2.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 5,148,265 shares of Common Stock outstanding as of October 31, 2006, as reported in the Company's Form 10-KSB for fiscal year ended September 30, 2006.

As of the close of business on December 28, 2006:

                  (i) Spectrum beneficially owns 303,246 shares of Common Stock constituting approximately 5.9% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 210,334 shares of Common Stock constituting approximately 4.1% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 210,334 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 4.1% of the shares of Common Stock outstanding; and

                  (iv) Mr. Zeff beneficially owns 513,580 shares of Common Stock comprised of 303,246 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 210,334 shares of Common Stock held by Capital (Mr. Zeff is the sole manger of Capital's general partner), in total constituting approximately 10.0% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 303,246 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 210,334 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Person during the past 60 days.


                  None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of December 29, 2006, by and among the Reporting Persons.

         Exhibit 2: Letter dated December 27, 2006, from Capital to the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006


                                           /s/ Daniel Zeff
                                           -------------------------------
                                           Daniel Zeff

                                           ZEFF HOLDING COMPANY, LLC

                                           By: /s/ Daniel Zeff
                                           -------------------
                                           Name: Daniel Zeff
                                           Title: Manager

                                           ZEFF CAPITAL PARTNERS I, L.P.
                                           By: Zeff Holding Company, LLC,
                                           as general partner

                                           By: /s/ Daniel Zeff
                                           -------------------
                                           Name: Daniel Zeff
                                           Title: Manager

                                           SPECTRUM GALAXY FUND LTD.

                                           By: /s/ Dion R. Friedland
                                           -------------------------
                                           Name: Dion R. Friedland
                                           Title: Director

                                                                       Exhibit 1

                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 2 thereto) with respect to the Common Stock of General Employment Enterprises, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 29th day of December, 2006.



                                           /s/ Daniel Zeff
                                           -------------------------------
                                           Daniel Zeff

                                           ZEFF HOLDING COMPANY, LLC

                                           By: /s/ Daniel Zeff
                                           -------------------
                                           Name: Daniel Zeff
                                           Title: Manager

                                           ZEFF CAPITAL PARTNERS I, L.P.
                                           By: Zeff Holding Company, LLC,
                                           as general partner

                                           By: /s/ Daniel Zeff
                                           -------------------
                                           Name: Daniel Zeff
                                           Title: Manager

                                           SPECTRUM GALAXY FUND LTD.

                                           By: /s/ Dion R. Friedland
                                           -------------------------
                                           Name: Dion R. Friedland
                                           Title: Director

                                                                       Exhibit 2

                         Letter dated December 27, 2006


                          Zeff Capital Partners I, L.P.
                        50 California Street, Suite 1500
                             San Francisco, CA 94941




December 27, 2006


Corporate Secretary
General Employment Enterprises, Inc.
One Tower Lane  Suite 2200
Oakbrook Terrace, IL 60181


Dear Corporate Secretary,

         This letter serves as notice of Zeff Capital Partners I, L.P.'s intent to appear in person or by proxy and nominate Andrew Dailey for election as a director of General Employment Enterprises, Inc. ("General Employment") at the next annual meeting of the shareholders and to cumulate its votes in the election. As a former industry analyst, executive and advisor to technology companies and Fortune 500 CIOs, Mr. Dailey would add valuable industry insights and relationships to General Employment's Board of Directors. Mr. Dailey's address is: 14 Vista Real, Mill Valley, California 94941.

         Zeff Capital Partners I, L.P., a Delaware limited partnership ("Capital") will nominate Mr. Dailey to the Board of Directors on behalf of Daniel Zeff, an individual ("Zeff"), who beneficially owns the shares of General Employment held by Capital. The address of the principal business and principal office of each of Capital and Zeff is 50 California Street, Suite 1500, San Francisco, California 94111.

         Capital beneficially owns 210,334 shares of Common Stock of General Employment ("Common Stock"). Spectrum Galaxy Fund Ltd., a Company incorporated in the British Virgin Islands ("Spectrum") beneficially owns 303,246 shares of Common Stock of General Employment. (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum).

         None of Capital, Spectrum nor Zeff have any material interest in proposing Mr. Dailey to the Board of Directors of General Employment.

         Capital and Zeff have no arrangements or understandings with Mr. Dailey or any other persons pursuant to which the nomination is to be made.

         The following additional information regarding Mr. Dailey would be required to be included in a proxy statement filed in accordance with the proxy rules of the SEC had the nominee been nominated by the Board of Directors of General Employment:

--------------------------------------- ------------------------------------------------------------------------------------
Legal Proceedings                       Mr. Dailey is not a party adverse to General Employment or its subsidiaries in any material proceedings, nor does Mr. Dailey have a material interest adverse to
                                        General Employment or its subsidiaries.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Identification                          Mr. Dailey is 37 years old.  He does not hold any positions or offices with
                                        General Employment.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Family Relationships                    Mr. Dailey does not have any family relationships with any directors or executive officers of General Employment.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Business Experience                     From 2001-2002, Mr. Dailey was head of US research for Hagstromer & Qviberg, a
                                        Scandinavian investment bank. In 2002, he joined Jetstream Group, a technology management consulting firm assisting Fortune 500 companies with sourcing software, services and offshoring. In 2004, Mr. Dailey became a partner at Headlands
                                        Advisors, a strategic investment and advisory firm focused on the technology sector.  He was a Founder of Arborex, a supply chain management software company, and served as a director of ezlogin.com (sold to 724 Solutions). Mr. Dailey is currently self-employed.  None of the Mr. Dailey's listed former employers is a parent, affiliate or subsidiary of General Employment.

                                        Mr. Dailey has not held any directorships with registered companies or registered investment companies.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Involvement in Legal Proceedings        Mr. Dailey has not been involved in any legal proceedings within the past five years that are material to an evaluation of the ability or integrity of Mr. Dailey to become a director of General Employment.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Transactions with Management and        Mr. Dailey was a party to no transactions involving General Employment since the
Others                                  beginning of General Employment's last fiscal year, in which the amount involved exceeded $60,000.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Indebtedness of Management              Mr. Dailey has not been indebted to General Employment at any time since the beginning of General Employment's last fiscal year, in an  amount in excess of
                                        $60,000.
--------------------------------------- ------------------------------------------------------------------------------------
--------------------------------------- ------------------------------------------------------------------------------------
Certain Business Relationships          Mr. Dailey has not been involved in certain business relationships involving
                                        General Employment (as described in Item 404(b) of Regulation S-K).
--------------------------------------- ------------------------------------------------------------------------------------


         Mr. Dailey's consent to serve as a director of General Employment is attached to this notice letter as Exhibit A.

                                                                       Exhibit 2

         Please promptly confirm in writing that General Employment deems this notice sufficient to nominate Mr. Dailey for election at the next annual meeting.

                                   Sincerely,


                                   /s/ Daniel Zeff
                                   ---------------
                                   Daniel Zeff

                                   ZEFF CAPITAL PARTNERS I, L.P.
                                   By: Zeff Holding Company, LLC,
                                   as general partner

                                   By: /s/ Daniel Zeff
                                       ---------------
                                   Name: Daniel Zeff

                                                                       Exhibit 2


                                                              Exhibit A

                          Consent to Serve as Director


         I, Andrew Dailey, do hereby confirm that if I am elected as a director of General Employment Enterprises, Inc., an Illinois corporation, I will serve as a director to said corporation.

         It witness hereof, the undersigned hereby executed this consent this 26th day of December, 2006.


                                     /s/ Andrew Dailey
                                     -----------------------------
                                     Andrew Dailey

                                     14 Vista Real
                                     Mill Valley, California 94941